Ernst & Young LLP
Plaza 273, 10th Floor
273 Ponce de León Avenue
San Juan, PR 00917-1951

Tel: +1 787 759 8212
Fax: +1 787 753 0808
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of
UBS Financial Services Incorporated of Puerto Rico

We have examined the statements of UBS Financial Services Incorporated of Puerto Rico (the Company), included in the accompanying UBS Financial Services Incorporated of Puerto Rico Compliance Report, that the:

(1) The Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2018;

(2) The Company's internal control over compliance was effective as of the end of the most recent fiscal year ended December 31, 2018;

(3) The Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018;

(4) Information used to state that the Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 and NYSE Rule 409, (both of the Financial Industry Regulatory Authority ("FINRA")) that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2018; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.



This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2019